OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response.... 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
FLAGSTAR BANCORP, INC.
(Name of Issuer)
Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
337930101
(CUSIP Number)
Robert H. Weiss
General Counsel
MatlinPatterson Global Advisers LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
(212) 230-9487
Copy to:
George Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-7930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 17, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP Thrift Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 275,000 shares of convertible participating voting preferred stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP (Cayman) III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Partners III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 275,000 shares of convertible participating voting preferred stock Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as– converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Advisers III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		343,750,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

343,750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,750,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* The Investor beneficially owns, and is the record holder of, 275,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock represents 79.2% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock (assuming that a sufficient number of shares of Common Stock were authorized for issuance). The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of Issuer’s common stock. The as-converted number for the Convertible Preferred Stock would be 343,750,000 shares of Common Stock, or 79.2% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”) on February 4, 2009 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), relating to the shares of a series of mandatory convertible participating voting preferred stock, par value $0.01 per share (the “Preferred Stock”), of Flagstar Bancorp, Inc. (the “Issuer”), which are convertible into the Issuer’s common stock, par value $0.01 per share (“Common Stock”). The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock. The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
     On February 17, 2009, MP Thrift entered into a purchase agreement with the Issuer (the “Purchase Agreement”), attached hereto as Exhibit III, pursuant to which MP Thrift acquired from the Issuer a further 25,000 shares of Preferred Stock (the “Additional Shares”) at $1,000 per share. The funding for this transaction came primarily from investors who were investors in existing funds managed by Matlin Advisers, namely, MPGOP and MPGOP Cayman.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
     In accordance with the provisions of the Purchase Agreement each Additional Share was sold to MP Thrift at a purchase price of $1,000 per share and is convertible into common stock of the Issuer at a rate equal to the liquidation preference divided by $0.80. No shares were acquired from the Issuer’s common shareholders.
     As of February 17, 2009, MP Thrift was the direct owner of 275,000 shares of Preferred Stock and 275,000 shares of Preferred Stock were outstanding as of February 17, 2009. Each share of Preferred Stock is convertible into such number of shares of common stock of the Issuer equal to the $1,000 divided by the applicable conversion price, plus cash in lieu of fractional shares. As of February 17, 2009, the applicable conversion price for each share of Convertible Participating Voting Preferred Stock Series B is $0.80 per share, so that the Reporting Persons beneficially own 79.2% of shares of common stock of the Issuer then outstanding, assuming due authorization of the Common Stock. As a result of the Transaction and the purchase of Additional Shares, the Reporting persons indirectly control the Thrift.
     Except as set forth in this Schedule 13D, as amended, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Issuer.
     Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
     The Purchase Agreement was made in connection with the Closing Agreement, dated January 30, 2009, whereby the Issuer agreed to issue and sell, and the Purchaser agreed to purchase: (i) 50,000 shares of the Issuer’s preferred stock with terms substantially identical to the Preferred stock at the Purchase Price, and (ii) $50 million of trust preferred securities with a 10% coupon. The purchase of these Additional Shares has increased the beneficial ownership of the Reporting Persons to the amounts described above.
     The foregoing references to and description of the Purchase Agreement and Closing Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the such agreements, which are incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated February 3, 2009

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit III	Executed Purchase Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of February 17, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 19, 2009)

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2009

MP Thrift Investments L.P.
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MPGOP III Thrift AV-I L.P.
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) Global Partners III LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) Asset Management LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

David J. Matlin
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Attorney-in-Fact

Mark R. Patterson
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Attorney-in-Fact

MatlinPatterson Global Advisers LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated February 3, 2009.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009)

Exhibit III	Executed Purchase Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of February 17, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 19, 2009)